EXHIBIT 99.2

GLOBAL PRECISION MEDICAL INC.

P.O. Box 1609, 12406 Wright Avenue

Summerland, British Columbia, V0H 1Z0

INFORMATION CIRCULAR

(As at December 9, 2002, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of GLOBAL PRECISION MEDICAL INC. (the "Company") for use at the extraordinary general meeting of the members (herein also referred to as "shareholders") of the Company to be held on Monday, January 13, 2003, and at any adjournments thereof (the "Meeting"). The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed Instrument of Proxy will constitute the person(s) named in the enclosed Instrument of Proxy as the proxyholder for the member ("Member" or "Registered Shareholder"). The persons whose names are printed in the enclosed Instrument of Proxy for the Meeting are officers and Directors of the Company (the "Management Proxyholders").

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder, to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing an Instrument of Proxy in a form similar to the enclosed Instrument of Proxy. A proxyholder need not be a Registered Shareholder.

VOTING BY PROXY

Common shares of the Company without par value (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Registered Shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a Registered Shareholder as proxyholder, such person will vote in favour of each matter identified in the Notice of Meeting.

The enclosed Instrument of Proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF INSTRUMENT OF PROXY

Completed Instruments of Proxy must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REVOCABILITY OF INSTRUMENT OF PROXY

Any Registered Shareholder who has returned an Instrument of Proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Instrument of Proxy may be revoked by instrument in writing, including a Instrument of Proxy bearing a later date, executed by the Registered Shareholder or by his attorney authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the Instrument of Proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only Registered Shareholders have the right to revoke an Instrument of Proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the Instrument of Proxy on their behalf.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 Shares, of which 8,126,825 Shares are issued and outstanding. The holders of Shares are entitled to one vote for each Share held. Holders of Shares of record at the close of business on December 9, 2002 will be entitled to receive notice of and vote at the Meeting. The Company has only one class of shares, common shares without par value.

A quorum for a meeting of Members is two persons present and being, or representing by proxy, members holding not less than one-twentieth of the issued shares entitled to be voted at the Meeting.

To the knowledge of the Directors and officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying more than 10% of the voting rights attached to the Shares of the Company, except the following:

Name	No. of Shares Owned or Controlled	Percentage of Outstanding Shares
Global Medical Sciences Ltd. Ilona M. Gogniat	4,230,079 2,479,085	52.1% 30.5%

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON

No director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the Member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

The Continuation

Introduction

The Company is a British Columbia company incorporated under and subject to the Company Act (British Columbia) (the "Company Act"). The Company's Shareholders will be asked at the Meeting to pass a special resolution (the "Continuation Resolution") authorizing the Company to be continued as a Wyoming corporation (the "Continuation") under the Wyoming Business Corporations Act ("WBCA"), thereby continuing the Company as if it has been originally incorporated under the WBCA as a Wyoming corporation. The Continuation Resolution also provides for approval of the adoption of the Wyoming Articles of Continuance and bylaws and alters the Company's authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

Upon the Continuation, the Company Act will cease to apply to the Company and the Company will thereupon become subject to the WBCA, as if it had been originally incorporated as a Wyoming corporation.

The Continuation will not result in any change in the business of the Company or its assets, liabilities, net worth, or management. The Continuation will give rise to material changes in the corporate governance of the Company. See "Comparison between B.C. and Wyoming Corporate Law". The Continuation is not a reorganization, amalgamation or merger.

The proposed Continuation gives rise to a right of dissent under Section 207 of the Company Act (see "Rights of Dissenting Shareholders" below). If the right of dissent is exercised by any of the Company's shareholders entitled to do so, and the Company's completes the Continuation, the Company would be required to purchase for cash the dissenting shareholders' shares of the Company at the fair value of those shares, as at the close of business on the day before the Continuation Resolution is adopted, subject to the Company Act.

Notwithstanding the approval of the Continuation Resolution by the Shareholders, the Company's directors may abandon the Continuation without further approval from the Company's Common Shareholders. If the Continuation is abandoned, the Company's jurisdiction of incorporation will remain under the Company Act.

Continuation Resolution

The Company's shareholders will be asked to approve, as a special resolution approved by not less than 75% of the shares of the Company voting in person or by proxy at the Meeting, the following resolution approving the transfer of the Company's jurisdiction of incorporation from British Columbia, Canada to the State of Wyoming, U.S.A. and altering its name and authorized share capital in substantially the terms set out below. Management of the Company may elect not to carry out the Continuation at their discretion.

"WHEREAS the Company proposes to transfer out of the Province of British Columbia under the jurisdiction of the Company Act (British Columbia) (the "Company Act") and to continue into the State of Wyoming (the "Continuation") under the jurisdiction of the Wyoming Business Corporation Act (the "WBCA");

AND WHEREAS management of the Company proposes to present a special resolution to the shareholders at the Meeting with respect to the Continuation and may subsequently decide that it is not in the best interests of the Company to proceed with such matters;

IT IS HEREBY RESOLVED, as a special resolution, that:

1. The Company's be authorized to undertake and complete the Continuation and any one director or officer of the Company be authorized to determine the form of documents required in respect thereof, including any supplements or amendments thereto and including, without limitation, the documents referred to below;

2. the Continuation of the Company's jurisdiction of incorporation from British Columbia to the State of Wyoming, pursuant to Section 37 of Company Act and the WBCA, be approved;

3. The Company make application to the appropriate authorities in the State of Wyoming for consent to be continued into and registered as a "corporation" pursuant to the WBCA;

4. effective on the date of such Continuation under the WBCA, the authorized share capital of the Company be altered from an authorized capital of 100,000,000 common shares without par value to an unlimited number of shares of common stock without par value;

5. effective on the date of such Continuation as a corporation under the WBCA, the Company adopt Articles of Continuance and Bylaws on substantially the terms made available for review by the members as set out in the Information Circular of the Company dated December 9, 2002, in substitution for the existing Memorandum and Articles of the Company;

6. effective on the date of such Continuation as a corporation under the WBCA, the following persons shall be the directors of the Company as a Wyoming corporation:

Michel Coderre

James Elliott

Lindsay Semple

Boris Weiss

Dr. A. Faouzi Zerrouk

7. notwithstanding the passage of this special resolution by the members of the Company, the board of directors of the Company, without further notice to or approval of the members of the Company, may decide not to proceed with the Continuation or otherwise give effect to this special resolution, at any time prior to the Continuation becoming effective; and

8. any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commission forms, as may be required to give effect to the true intent of this resolution."

Purpose

FDA (Federal Drug Administration) approval of its medical devices is a requirement for the Company to gain unfettered access to the world's most important medical markets. In order to achieve FDA approval such applications are required to be made by a US registered company. This can be done through a US subsidiary of a foreign country. However, management believes that it is important to establish the domicile and a presence of the Company in the US to move the FDA application process forward with the best possible chance of success of gaining approvals and achieving the ultimate goal to establish an important medical device company.

World opinion leaders in medicine tend to reside, practice and teach in the US. The medical devices that the Company Precision Medical Inc. will be bringing to market in most cases will be in leading edge areas and will require the backing of opinion leaders in the field. Having a presence in the US will increase the likelihood of engaging such leaders to conduct clinical trials there and generally support the efforts of the Company.

The production and marketing of medical devices is dominated by the US, driven by the concentration of the world's best Equipment Group Engineers, Marketing expertise inside the US and Expeditionary Marketing conducted by Principal Engineers working closely with Clinicians, technicians and nurses relaying back improvements to the design and execution team. These skills are not readily available outside the US and may not readily available to a foreign company.

Further, as a US domiciled company, the Company Precision Medical Inc. will increase its exposure to the US capital markets thereby increasing the possibility of financing the extensive programs that the Company has before it.

Comparison between B.C. and Wyoming Corporate Law

The following is a summary of the differences between the Company Act, the statute that currently governs the corporate affairs of the Company, and the WBCA, the statute by which the Company will be bound, if the Continuation is effected. Reference is made to the provisions of the proposed Wyoming Articles of Continuance and bylaws for the Company, copies of which are available for review by the Shareholders at the head office of the Company at 12406 Wright Avenue, Summerland, British Columbia, during normal business hours prior to the Meeting and will be available at the Meeting.

In approving the Continuation, Shareholders will be approving the form of Articles of Continuance which shall constitute the Articles of Incorporation and bylaws for the Company and will be agreeing to hold securities in a corporation governed by Wyoming law. The WBCA and the proposed Wyoming Articles of Continuance and bylaws for the Company differ in many respects from the Company Act and the Company's current charter documents. This Information Circular summarizes some of the corporate governance differences that could materially affect the rights of the Shareholders after giving effect to the Continuation. In exercising their vote, Members should consider the distinctions between Wyoming law and the Company Act, only some of which are outlined below.

Nothing that follows should be construed as legal advice to any particular Member, all of whom are advised to consult their own legal advisors respecting all of the implications of the Continuation.

Sale of Company's Undertaking

Under the Company Act, the directors of a company may dispose of all or substantially all of the business or undertaking of the company only with member approval by not less then 3/4 of the votes cast by those members voting in person or by proxy at a general meeting.

Under the WBCA, share exchanges and mergers (except in certain circumstances under the WBCA) require the approval of a majority of the outstanding shares of the corporation entitled to vote thereon.

Unless a greater percentage is required by the charter, the sale, lease or exchange of all or substantially all property or assets of a corporation or an amendment to the certificate of incorporation also require the approval of holders of the majority of the outstanding shares entitled to vote thereon.

Quorum for Shareholders' Meetings

A quorum under the Company's current Articles is two persons present and being, or representing by proxy, members holding shares representing in the aggregate of not less than one-twentieth of the issued shares entitled to vote at the meeting,

Under the WBCA, a majority of the outstanding shares entitled to vote on a matter, present in person or by proxy constitutes a quorum unless the Articles of Continuance otherwise provide. The proposed Articles of Continuance provide for a similar quorum to that in the Company's current Articles.

Amendments to the Charter Documents of the Company

Any substantive change to the corporate charter of a company under the Company Act such as an alteration of the restrictions, if any, of the business carried on by a company, a change in the name of the company, an increase or reduction of the authorized capital of a company or the continuation of a company out of the jurisdiction requires a special resolution. Other fundamental changes such as the creation or alteration of the special rights and restrictions attached to issued shares or a proposed amalgamation require a special resolution, being a resolution passed by 3/4 of the holders of shares of each class entitled to vote at a general meeting of the company and having cast a vote by proxy or in person and a separate special resolution passed by the holders of all classes or series of shares adversely affected by an alteration of special rights and restrictions. As well, the holders of not less than 10% of the voting shares of the company who voted against certain special resolutions or the holders of not less than 10% of a class or series of shares, respectively, affected by a change in the special rights and restrictions attached to a class or series of shares, as the case may be, may apply to the court to have the resolutions approving the change set aside.

The WBCA requires shareholders to approve amendments to the Articles of Continuance and such a resolution must be passed by a majority of all shares entitled to vote on the resolution. Certain other fundamental changes, such as the alteration of special rights and restrictions attached to issued shares require the approval of a majority of the outstanding shares of the affected class under the WBCA. Additionally, fundamental changes such as a share exchange or continuation to another jurisdiction require the approval of a majority of the outstanding shares under the WBCA.

Under the WBCA, unless the Articles of Continuance reserve power exclusively to the shareholders, or the shareholders resolve that a particular bylaw may not be amended by the directors, the directors of a corporation may adopt, amend or repeal bylaws without shareholder approval, provided that a bylaw that fixes a greater quorum or voting requirement for shareholders may not be adopted, amended or repealed by the directors, and a bylaw that fixes a greater quorum or voting requirement for the directors may be amended or repealed by the directors only if it was originally adopted by the directors.

Rights of Dissent and Appraisal

The Company Act provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where a company proposes to:

(a) continue out of the jurisdiction;

(b) provide financial assistance to a person for the purchase of not less than 90% of the company's issued shares;

(c) sell the whole or substantially the whole of the company's undertaking;

(d) enter into a statutory amalgamation; or

(e) sell the whole or part of its business or property on liquidation.

Under the WBCA, shareholders have the right to dissent with respect to the following corporate actions:

(a) consummation of a plan of merger or consolidation to which a company is a party if:

(i) shareholder approval is required for the merger or the consolidation by the WBCA or the articles of incorporation and the shareholder is entitled to vote on the merger or consolidation; or

(ii) the company is a subsidiary that is merged with its parent under the WBCA;

(b) consummation of a plan of share exchange to which a company is a party as the company whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(c) consummation of a sale or exchange of all, or substantially all, of the property of a company other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(d) an amendment of the articles of incorporation of a company that materially and adversely affects rights in respect of a dissenter's shares because it:

(i) alters or abolishes a preferential right of the shares;

(ii) creates, alters or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

(iii) alters or abolishes a pre-emptive right of the holder of the shares to acquire shares or other securities;

(iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under the WBCA.

A shareholder who exercises a right of dissent under the WBCA is entitled to be paid the fair value of his or her shares as determined under the WBCA by agreement of the shareholder and the company or failing which, by order of the court.

In approving the Continuation, the Shareholders will be agreeing to forego the more extensive dissenters' rights under the Company Act with respect to future actions.

Oppression Remedies

Under the Company Act, a shareholder of a company has the right to apply to court on the grounds that the company is acting or proposes to act in a way that is prejudicial to the shareholders. On such an application, the court may make such order as it sees fit including an order to prohibit any act proposed by the company.

The WBCA contains no comparable provision.

Shareholder Derivative Actions

Under the Company Act, a shareholder or director of a company may, with judicial leave, bring an action in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such an obligation.

The WBCA also affords shareholders the right to cause a derivative action to be brought on behalf of the Company. Under the WBCA a shareholder may commence or maintain a civil legal action on behalf of a company (a derivative action) to enforce a right of the company. A shareholder is entitled to commence a derivative action if:

* the shareholder was a shareholder of the company at the time of the act or omission complained of, or became a shareholder through transfer by operation of law from one who was a shareholder at the time; and

* the shareholder fairly and adequately represents the interests of the company in enforcing the rights of the Company.

Court approval is also required to discontinue, settle or dismiss any action brought under any of these provisions.

Requisition of Meetings

The Company Act provides that one or more shareholders of a company holding not less than 5% of the issued voting shares of the company may give notice to the directors requiring them to call and hold a general meeting.

In addition to the right under the WBCA for directors to call a special meeting of shareholders, under the WBCA, shareholders have the right to call a meeting if the holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the special meeting deliver to the company a written demand for the meeting. The WBCA also provides, alternatively, that a company's articles of incorporation (in this case the Articles of Continuance) can fix a lower or higher percentage (not exceeding 25%) of all votes entitled to be cast on any issue proposed to be considered at the meeting. Annual meetings of shareholders are held at a time fixed in accordance with a company's bylaws.

The Wyoming bylaws proposed to be adopted by the Company authorize the Board of Directors, the Chairman of the Board, the Chief Executive Officer, or the President to call a special meeting.

Form of Proxy and Circular

The Company Act requires a reporting company to provide shareholders with notice of a general meeting and a form of proxy for use by every shareholder entitled to vote at such meeting, as well as an information circular containing prescribed information regarding the matters to be dealt with at and conduct of the general meeting.

The WBCA requires that shareholders be given written notice of a meeting of shareholders at least 10 and not more than 60 days before the date of the meeting. The WBCA permits shareholders to vote by proxy but does not require that proxies be sent to the shareholders or that an information circular be sent to shareholders. Summary information about certain actions to be voted upon, such as mergers, consolidations, sales of assets and amendments to the articles of incorporation (in this case the Articles of Continuance) must be provided with notice of a special meeting of shareholders, but a notice of an annual general meeting of shareholders does not require a description of the purpose(s) of the annual meeting.

Place of Meetings

The Company Act requires all meetings of shareholders to be held in British Columbia unless the consent of the Registrar is otherwise obtained.

The WBCA provides that shareholder meetings may be held within or outside the State of Wyoming as fixed by the bylaws. The bylaws proposed to be adopted by the Company will permit shareholder meetings to be held within or outside the State of Wyoming.

Directors

The Company Act provides that a reporting company must have a minimum of three directors, a majority of whom must be ordinarily resident in Canada and at least one of whom must be resident in British Columbia.

The WBCA permits a corporation to adopt a provision in its articles of incorporation or bylaws authorizing the board of directors alone to change the authorized number of directors by amendment to the bylaws provided that the board may increase or decrease by only 30% or less the number of directors last approved by the shareholders and only the shareholders may increase or decrease by more than 30% the number of directors last approved by the shareholders. The articles of incorporation or bylaws may also establish a variable range for the size of the board of directors by fixing a minimum and maximum number of directors, in which case the number of directors may be fixed or changed by the board within the minimum and maximum. Once shares of a company are issued, only the shareholders may change the range for the size of the board or change from a fixed to a variable-range size board or vice versa. The proposed Wyoming bylaws for the Company will specify a range of the number of directors for a minimum of three and a maximum of twenty. The ability of the board of directors to alter the size of the board within this minimum and maximum without shareholder approval will enable the Company to respond quickly to a potential opportunity to attract the services of a qualified director or to eliminate a vacancy for which a suitable candidate is not available.

The directors and senior officers are required, under the WBCA, to act honestly, in good faith and in a manner each believes to be in or not opposed to the best interests of the company. The directors have a fiduciary responsibility to the company and transactions involving a conflict of interest between the company and a director may be voidable if the conflict is not disclosed. Both laws require directors to act in good faith and in the company's best interest, with the same care as would be exercised by a reasonable, prudent person.

Pre-Emptive Rights

The Company Act provides that, before allotting any shares, the directors of a company that is not a reporting company must offer those shares pro rata to existing shareholders. This right does not currently apply to the Company as the Company is a reporting company under the Company Act.

The WBCA does not grant pre-emptive rights to stockholders except to the extent a company's articles of incorporation so provide. The proposed the Company Articles of Continuance specifically provide that shareholders will not have pre-emptive rights.

The Change in Authorized Share Capital

Currently, the Company authorized capital consists of 100,000,000 common shares without par value without par value which is to be altered upon the Continuation. The Company Act requires a corporation to have a stated number of authorized shares with or without par value shares. In order to effect the Continuation into Wyoming, in the event it occurs, management of the Company is also asking Shareholders to consider, in conjunction with approving the Continuation Resolution, the change in the Company's authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

As part of the resolution to change the authorized capital of the Company, management would be authorized not to proceed with the change in the authorized share capital, even if the resolution is passed, if management subsequently concludes that it would not be in the best interests of the Company to proceed with these matters.

The Change in Constating Documents

As a British Columbia company, the Company's charter documents consist of its British Columbia Certificate of Incorporation, Memorandum and Articles and amendments thereto to date, all filed under the Company Act. On the effective date of the Continuation, the Company will cease to be governed by the Company Act and will thereafter be deemed to have been formed under the WBCA, with a Articles of Continuance and bylaws filed under the WBCA (copies of which will be available for review by the Shareholders, and will thereafter be subject to the WBCA and the laws of Wyoming generally.

There are some material differences in shareholder rights provided under the Company's existing (British Columbia) charter documents and those proposed to be adopted by it under Wyoming law pursuant to the Continuation (see "Comparison between B.C. and Wyoming Corporate Law" above).

RIGHTS OF DISSENTING SHAREHOLDERS

The following description of the rights of dissenting shareholders is not a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment for the fair value of such shareholder's common shares in the Company and is qualified in its entirety by the reference to the full text of section 207 of the Company Act, which is attached as Schedule A to this Information Circular. A shareholder who intends to exercise the Right of Dissent should seek legal advice and carefully consider and comply with the dissent provisions. Failure to comply with the dissent provisions, and to adhere to the procedures established therein, may result in the loss of all rights thereunder.

Persons who are beneficial owners of common shares of the Company registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that ONLY A REGISTERED SHAREHOLDER IS ENTITLED TO DISSENT. A shareholder who beneficially owns shares of the Company but is not the registered holder thereof, should contact the registered holder of his shares for assistance.

Pursuant to section 37 of the Company Act, a shareholder is entitled to be paid the fair value of his common shares if he dissents to the Continuation and the Continuation becomes effective, in which event section 207 of the Company Act applies. As noted above, a copy of section 207 of the Company Act is attached to this Information Circular as Schedule A. Each shareholder who might desire to exercise Dissent Rights in respect of the special resolution to approve the Continuation should carefully consider and comply with the provisions of section 207 of the Company Act, and consult his or her legal adviser.

A shareholder is not entitled to dissent with respect to his shares if he votes any of those shares in favour of the special resolution authorizing the Continuation. A brief summary of the provisions of section 207 of the Company Act is set out below.

Section 207 of the Company Act

Section 207 of the Company Act provides that the dissenting shareholder has until two days before the Meeting to send to the Company, a written notice of dissent to the special resolution authorizing the Continuation. If the special resolution authorizing the Continuation is approved by the shareholders of the Company and the directors determine to proceed with the Continuation, the Company must notify the dissenting shareholder of its intention to act upon the Continuation Resolution. The Dissenting Shareholder is then required within 14 days after the Company gives such notice, to send to the Company a written notice that he requires the Company to purchase all of the shares in respect of which he has given notice of dissent, together with the certificate or certificates representing those shares, whereupon the dissenting shareholder is bound to sell and the Company is bound to purchase those shares.

A dissenting shareholder who has complied with the aforementioned section 207, or the Company, may apply to the Court, after the adoption of the resolution authorizing the Continuation for an order requiring his shares to be purchased, fixing the price and terms of the purchase and sale or ordering that they be determined by arbitration, and the Court may make such order and such consequential orders or directions as the Court considers appropriate. There is no obligation on the Company to make application to the Court. The dissenting shareholder will be entitled to receive the fair value of the shares held by him as of the day before the Meeting or such later date on which the resolution authorizing the Continuation is passed. Every dissenting shareholder of the Company who is otherwise in compliance with section 207 of the Company Act must be paid the same price.

Address for Notice

All notices to the Company pursuant to section 207 of the Company Act should be addressed to its registered office at 12406 Wright Avenue, Summerland, British Columbia, at any time during normal business hours.

Strict Compliance with Dissent Provisions Required

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of his shares of the Company. Section 207 of the Company Act requires strict adherence to the procedures established therein and failure to do so may result in the loss of all of the dissenter's rights. Accordingly, each shareholder who might desire to exercise the Dissent Rights in respect of the Continuation should carefully consider and comply with the provisions of section 207 of the Company Act, the full text of which is set out in Schedule A attached to this Information Circular and consult his legal adviser.

OTHER BUSINESS

Other Matters

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Meeting of Members. If any other business properly comes before the Meeting, it is the intention of the persons named in the Instrument of Proxy to vote the common shares represented thereby in accordance with their best judgment on such matter.

DATED at Vancouver, British Columbia, the 9th day of December, 2002.

APPROVAL BY DIRECTORS

The contents and the sending of this Information Circular have been approved by the Directors of the Company.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

"Michel Coderre"	"Lindsay Semple"
President	Chief Executive Officer

SCHEDULE "A" TO THE INFORMATION CIRCULAR

OF

GLOBAL PRECISION MEDICAL INC. DATED DECEMBER 9, 2002

Section 207 of the Company Act (British Columbia)

Dissent Procedure

207. (1) If,

(a) being entitled to give notice of dissent to a resolution as provided in section 37, 103, 126, 222, 244, 249 or 289, a member of a company (in this Act called a "dissenting member") gives notice of dissent,

(b) the resolution referred to in paragraph (a) is passed, and

(c) the company or its liquidator proposes to act on the authority of the resolution referred to in paragraph (a),

the company or the liquidator must first give to the dissenting member notice of the intention to act and advise the dissenting member of the rights of dissenting members under this section.

(2) On receiving a notice of intention to act in accordance with subsection (1), a dissenting member is entitled to require the company to purchase all of the dissenting member's shares in respect of which the notice of dissent was given.

(3) The dissenting member must exercise the right given by subsection (2) by delivering to the registered office of the company, within 14 days after the company, or the liquidator, gives the notice of intention to act,

(a) a notice that the dissenting member requires the company to purchase all of the dissenting member's shares referred to in subsection (2), and

(b) the share certificates representing all of those shares,

and, on delivery of that notice and those share certificates, the dissenting member is bound to sell those shares to the company and the company is bound to purchase them.

(4) A dissenting member who has complied with subsection (3), the company, or, if there has been an amalgamation, the amalgamated company, may apply to the court, and the court may,

(a) require the dissenting member to sell, and the company or the amalgamated company to purchase, the shares in respect of which the notice of dissent has been given,

(b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors,

(c) join in the application any other dissenting member who has complied with subsection (3), and

(d) make consequential orders and give directions it considers appropriate.

(5) The price that must be paid to a dissenting member for the shares referred to in subsection (2) is their fair value as of the day before the date on which the resolution referred to in subsection (1) was passed, including any appreciation or depreciation in anticipation of the vote on the resolution, and every dissenting member who has complied with subsection (3) must be paid the same price.

(6) The amalgamation or winding up of the company, or any change in its capital, assets or liabilities resulting from the company acting on the authority of the resolution referred to in subsection (1), does not affect the right of the dissenting member and the company under this section or the price to be paid for the shares.

(7) Every dissenting member who has complied with subsection (3)

(a) may not vote, or exercise or assert any rights of a member, in respect of the shares for which notice of dissent has been given, other than under this section,

(b) may not withdraw the requirement to purchase the shares, unless the company consents, and

(c) until the dissenting member is paid in full, may exercise and assert all the rights of a creditor of the company.

(8) If the court determines that a person is not a dissenting member, or is not otherwise entitled to the right provided by subsection (2), the court, without prejudice to any acts or proceedings that the company, its members, or any class of members may have taken during the intervening period, may make the order it considers appropriate to remove the limitations imposed on the person by subsection (7).

(9) The relief provided by this section is not available if, subsequent to giving notice of dissent, the dissenting member acts inconsistently with the dissent, but a request to withdraw the requirement to purchase the dissenting member's shares is not an act inconsistent with the dissent.

(10) A notice of dissent ceases to be effective if the dissenting member consents to or votes in favour of the resolution of the company to which the dissent relates, unless the consent or vote is given solely as a proxy holder for a person whose proxy required an affirmative vote.

[R.S.B.C. 1996, c.62, s. 207; formerly R.S.B.C. 1979, c. 59, s. 231]